[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 5, 2014

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Apollo Investment Corporation (File No. 333-189817)

Dear Mr. O’Connor:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the oral comments received from you, Ms. Christina D. Fettig and Mr. Matthew Giordano on July 30, 2014 to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (File No. 333-189817) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2014. All comments are set forth below in bold font and the Company’s response follows each respective comment.

Financial Statements

Schedule of Investments

1. Related to Response Item 25 in the Company’s response letter dated July 23, 2014 regarding wholly-owned companies, please discuss in more detail the nature and structure of Merx Aviation Finance Holdings II, LLC. If available, please provide an organizational chart. In addition, regarding LVI Services, Inc. and LVI Parent Corp. (LVI Services, Inc.), we have similar questions about the 100% owned portfolio company.

Merx Aviation Finance Holdings II, LLC. and its subsidiaries (“Merx Aviation and subsidiaries”) is an operating company and is principally engaged in acquiring and leasing commercial aircraft to airlines. Its primary focus is on current generation aircrafts, held either domestically or internationally. The employees are at Merx Aviation Finance Holdings II, LLC. Attached is the structure chart of Merx.

LVI Parent Corp is a holding company and was in place when the Company made its initial investment in the company. The equity outstanding as of March 31, 2014 was a result of a restructuring that included a debt conversion and new dollar investment invested at LVI Parent Corp in 2010. The Company’s fully diluted equity ownership in the group was 32.7% as of March 31, 2014. Accordingly, it’s a control affiliate and not a wholly owned or substantially wholly owned subsidiary. The Company performs the calculation required per S-X rules 3-09, 4-08(g) and 10-01(b)(1) and does not believe that any additional disclosures would be required.

James E. O’Connor

Christina D. Fettig

August 5, 2014

Schedule of Investments

2. Related to Response Item 29 in the Company’s response letter dated July 23, 2014 regarding disclaimer of control, please provide more information the Company’s disclaimer of control. Regarding the CLOs investments, are these Section 2(a)(42) voting securities? Under Section 2(a)(9), there is a presumption of control if you own more than 25% of the voting securities. Regarding Highbridge Loan Management 3-2014, Ltd. and Slater Mill Loan Fund LP, it appears you meet the presumption of control under Section 2(a)(9) as you own approximately 26% of the equity.

As of March 31, 2014, the Company had approximately 26%, 100%, 97%, 98% and 26% interest in the most junior class of securities in Highbridge Loan Management 3-2014, Ltd., Golden Hill, MCF CLO I LLC, MCF CLO III LLC and Slater Mill Loan Fund LP, respectively. As stated in response to comment 29 in the Company’s response letter dated July 23, 2014, the Company does not control any of these entities. Not only does the Company not have any meaningful governance rights, it also does not receive financial statements from these entities but rather only trustee reports with information regarding the Company’s interest in the CLO. As a hypothetical exercise, the Company has performed an estimated analysis of the type that would be performed under Regulation S-X 3-09 and 4-08(g) if those CLOs were subsidiaries. Using estimates for the total income and total assets (at fair value) of each CLO, the Company estimates that none of the income, assets or investment tests would exceed 5.5% for any of these entities and that accordingly no Regulation S-X 3-09 or 4-08(g) disclosure would be required even if they were subsidiaries.

General

3. The consent from the Company’s independent registered public accounting firm referenced its report on the financial statement schedule dated July 23, 2014 relating to the senior securities table. Please file an updated Report of Independent Registered Public Accounting Firm on Financial Statement Schedule with the next filing.

The auditor consent from the Company’s independent registered public accounting firm filed with Post-Amendment No. 4 amends the reference to the date of its report on the financial statement schedule relating to the senior securities table to May 29, 2014, the date the Report of Independent Registered Public Accounting Firm on Financial Statement Schedule was filed with Post-Effective Amendment No. 2.

James E. O’Connor

Christina D. Fettig

August 5, 2014

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790 or Steven Grigoriou at 416-777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins

Merx Aviation Structure Chart

Apollo Investment Corporation (Maryland)
Revolver & Equity
Merx Aviation Finance Holdings II, LLC (Delaware) ("Holdings II")
Merx Employees
Equity
Merx Aviation Finance Holdings, LLC (Delaware) ("Holdings")
Note B
Note B
Merx Aviation Finance Holdings Ireland, LLC (Delaware) ("Ireland Holdings")
Note B
Merx Aviation Finance Holdings US, LLC (Delaware) ("US Holdings") (II.)
Merx Aviation Finance Assets US, LLC (Delaware) ("Assets US")
Note A
Note A

Note A- There are various subsidiaries /entities below these entities that own and lease out the aircrafts.

Note B- The funding was done through debt and/or equity